P.E. 2/11/02

333- 134444

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of February 2002

1 – HOLMES FINANCING (No 3) PLC
2 – HOLMES FUNDING LIMITED –01
3 – HOLMES TRUSTEES LIMITED –02

(Translation of registrant's name into English)

Abbey House, Baker Street
London NW1 6XL, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ... X ... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No .. X ....

Holmes Financing (No. 3) PLC
Profit & Loss Account
Period ended 15 January 2002

	This Quarter £'000	Prior Quarter £'000
Interest receivable – inter-company loan	25,685	29,601
Interest receivable – Cash deposits	-	-
	25,685	29,601
Interest payable – Notes	(25,685)	(29,601)
Interest payable		
	(25,685)	(29,601)
Net operating income	-	-
Other income	42	42
Operating expenses	(42)	(42)
Profit on ordinary activities before taxation	-	-
Taxation	-	-
Profit on ordinary activities after taxation	-	-
Dividend	-	-
Retained profit brought forward	-	-
Retained profit carried forward	-	-

Holmes Financing (No. 3) PLC
Balance Sheet
Period ended 15 January 2002

	£'000
Fixed asset Investments	
Loans to Funding	2,167,000
Current assets	
Cash at bank	13
	13
Creditors: Amounts falling due within one year	
Taxation	-
	-
Net current assets	13
Total assets less current liabilities	2,167,013
Creditors: Amounts falling due after more than one year	
Amounts due to noteholders	(2,167,000)
Net assets	13
Capital and reserves	
Share capital	13
Reserves	-
	13

Holmes Financing (No. 3) PLC
Notes Outstanding
Period ended 15 January 2002

	Series 1 Class A	Series 2 Class A	Series 3 Class A
Moody's current rating	Aaa	Aaa	Aaa
S&P current rating	AAA	AAA	AAA
Fitch Ratings current rating	AAA	AAA	AAA

	Series 1 Class B	Series 2 Class B	Series 3 Class B
Moody's current rating	Aa3	Aa3	Aa3
S&P current rating	AA	AA	AA
Fitch Ratings current rating	AA	AA	AA

	Series 1 Class C	Series 2 Class C	Series 3 Class C
Moody's current rating	Baa2	Baa2	Baa2
S&P current rating	BBB	BBB	BBB
Fitch Ratings current rating	BBB	BBB	BBB

	Series 1 Class A	Series 2 Class A	Series 3 Class A
	$	$	€
Initial note balance	1,060,000,000	1,060,000,000	805,000,000
Previous quarter's note principal	1,060,000,000	1,060,000,000	805,000,000
Note redemptions	-	-	-
Outstanding note principal	1,060,000,000	1,060,000,000	805,000,000

	Series 1 Class B	Series 2 Class B	Series 3 Class B
	$	$	€
Initial note balance	32,500,000	32,500,000	24,000,000
Previous quarter's note principal	32,500,000	32,500,000	24,000,000
Note redemptions	-	-	-
Outstanding note principal	32,500,000	32,500,000	24,000,000

	Series 1 Class C	Series 2 Class C	Series 3 Class C
	$	$	€
Initial note balance	53,000,000	53,000,000	50,000,000
Previous quarter's note principal	53,000,000	53,000,000	50,000,000
Note redemptions	-	-	-
Outstanding note principal	53,000,000	53,000,000	50,000,000

	Series 1 Class A	Series 2 Class A	Series 3 Class A
Note interest margins	12	16	24
Step up dates	N/A	N/A	16/07/2006
Step up margins	N/A	N/A	48

	Series 1 Class B	Series 2 Class B	Series 3 Class B
Note interest margins	35	40	40
Step up dates	16/07/2006	16/07/2006	16/07/2006
Step up margins	70	80	80

	Series 1 Class C	Series 2 Class C	Series 3 Class C
Note interest margins	120	127	150
Step up dates	16/07/2006	16/07/2006	16/07/2006
Step up margins	220	227	250

Interest payment cycle   Quarterly
Interest payment date   15th or next business day
Next interest payment date   15/01/2002

Liquidity facility limit   £   30,000,000
Liquidity facility drawn   Nil
Liquidity facility available   £   30,000,000

Holmes Trustees Limited
Profit & Loss Account
Period ended 15 January 2002

	This Quarter £'000	Prior Quarter £'000
Interest receivable - Mortgages	248,855	179,789
Interest receivable - Cash Deposits	2,554	2,380
	251,409	182,169
Interest payable - Mortgages	(248,855)	(179,789)
Interest payable - Cash Deposits	(2,554)	(2,380)
	(251,409)	(182,169)
Net operating income	-	-
Fees receivable	2,022	1,630
Fees payable	(2,022)	(1,630)
Operating expenses	(3,146)	(2,697)
Provision charges	(2,278)	(83)
Other income	5,424	2,780
Profit on ordinary activities before taxation	-	-
Taxation	-	-
Profit on ordinary activities after taxation	-	-
Dividend	-	-
Retained profit brought forward	-	-
Retained profit carried forward	-	-

Holmes Trustees Limited
Balance Sheet
Period ended 15 January 2002

		£'000
Fixed asset investments		
Mortgage loans secured on residential property		17,863,753
Current assets		
Bank interest receivable		
Cash at bank	459	
Other debtors	144,110	
	144,569	
Creditors: Amounts falling due within one year		
Amounts due to Seller	(137,389)	
Amounts due to Funding	(7,165)	
Sundry creditors	(15)	
	(144,569)	
Net current assets		
Total assets less current liabilities		17,863,753
Creditors: Amounts falling after more than one year		
Seller share of mortgage loans		(5,893,763)
Funding share of mortgage loans		(11,969,990)
Net assets		
Capital and reserves		
Share capital (£2)		
Reserves		

Holmes Funding Limited
Profit & Loss Account
Period ended 15 January 2002

	This Quarter £'000	Prior Quarter £'000
Interest receivable – Mortgages	155,270	138,785
Interest receivable – Cash Deposits	2,123	2,237
	157,393	141,022
Interest payable – inter-company loans	(134,365)	(132,453)
Interest payable – Start up loans	(776)	(732)
	(135,141)	(133,185)
Net operating income	22,252	7,837
Other income	3,220	3,180
Operating expenses	(5,985)	(4,740)
Deferred consideration	(20,134)	(6,974)
Profit/(loss) on ordinary activities before taxation	(647)	(697)
Taxation	(5)	(4)
Profit/(loss) on ordinary activities after taxation	(652)	(701)
Dividend		
Retained profit/(loss) brought forward	(2,225)	(1,524)
Retained profit/(loss) carried forward	(2,877)	(2,225)

Holmes Funding Limited
Balance Sheet
Period ended 15 January 2002

		£'000
Fixed asset Investments		
Beneficial Interest in Trust mortgage portfolio		11,969,990
Current assets		
Amounts owed by Trustee	7,165	
Deferred expenditure (costs of securing)	27,157	
Cash at bank:		
Reserve funding	129,075	
Transaction account	696	
Funding GIC account	19,437	
	183,530	
Creditors: Amounts falling due within one year		
Deferred consideration creditor	72,641	
Interest payable accrual	2,966	
Sundry creditors	905	
Taxation	19	
	76,531	
Net current assets		106,999
Total assets less current liabilities		12,076,989
Creditors: Amounts falling due after more than one year		
Inter-company loans		(12,023,516)
Start up loans		(56,350)
Net assets		(2,877)
Capital and reserves		
Share capital (£2)		-
Reserves		(2,877)
		(2,877)

Holmes Funding Limited
First Issuer Notes to Balance Sheet
Period ended 15 January 2002

	£'000	£'000
Balance on cash accumulation ledger		
		Nil
Available credit enhancement		
Reserve fund at closing		
Initial closing reserve funds		13,500
Drawings to make bullet repayment		127,076
Other drawings		
Transfers from revenue receipts		1,999
Closing reserve balance		129,075
Target reserve funds		185,000

Principal deficiency ledger		AAA	BBB
Opening PDL balance			
Losses this quarter		Nil	Nil
PDL top up from revenue income			
Closing PDL balance	Nil	Nil	Nil

Start up loan outstanding		
Initial balance		
Initial closing outstanding		26,250
Second start up loan		13,000
Third start up loan		13,250
Fourth start up loan		17,500
Fifth start up loan		7,500
Accrued interest		5,100
Repayments made		
Closing balance		55,350

Liquidity facility		
Liquidity facility limit		
Liquidity facility drawn		25,000
Liquidity facility available		
		25,000

Page 5 of 8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 3) PLC

Dated 6th February, 2003

By _____

P J Lou (Authorised Signatory)